Exhibit 16.1


Letterhead of Dohan and Company PA, CPA's


May 29, 2003




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:      American Millennium Corporation, Inc. (the "Company")

Commissioners:

We have read the statements made by American Millennium Corporation, Inc., which we understand will be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company's Form 8-K report dated May 26, 2003.

We agree with most of the statements concerning our Firm in such Form 8-K, except, that although our opinions for the past two (2) years have been unqualified; they have been modified as to uncertainty. We did comment in our report in the prior year that, "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency and has a deficiency in assets that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

We also have no basis to agree or disagree with the Company's statements regarding Horwath, Gelfond, Hochstadt, Pangburn, P.C.


Sincerely,

/s/ Steven H. Dohan, CPA

Steven H. Dohan, CPA
Managing Director